Mail Stop 3561

August 9, 2007

Mr. Rodney C. Sacks
Chairman and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882

       RE: Hansen Natural Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for Fiscal Quarter Ended March 31, 2007
              Filed June 6, 2007 and June 19, 2007
              File No. 0-18761

Dear Mr. Sacks:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 42

1.   Where two or more factors contributed to a material change in a financial statement line item between periods please quantify the extent to which each factor contributed to the overall change. For instance, when discussing the various reasons for changes in your net sales by reportable segment, it would be helpful if you quantified the individual impact of changes in sales prices versus volume. This would provide the reader with a better understanding of the extent to which each factor contributed to the overall change. Additionally, where the increase in net sales is attributed to increases in sales volumes of particular products, please provide, where possible, your perception of the reasons for the increased sales volumes and whether you expect such increases to continue in the future and why or why not.   See Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 available at www.sec.gov.

Item 9A. Controls and Procedures, page 56

2.   In light of the fact that within the last 12 months you have not filed on a timely basis certain Exchange Act reports, including this report on Form 10-K, please tell us how you nonetheless concluded that your disclosure controls and procedures were effective as of the balance sheet date. In the future, please disclose the effect of this and other similar issues on your conclusions regarding the effectiveness of your disclosure controls and procedures.

Note 1. Organization and Summary of Significant Accounting Policies, page 97

Cash and Cash Equivalents, page 98

3.   Please tell us and revise your disclosure to clarify whether you hold investments in auction rate securities as of either balance sheet date presented. Also clarify where such securities are included on your balance sheet and tell us your basis in GAAP if auction rate securities are classified as cash equivalents. Because auction rate securities typically have long-term maturity dates and there is no guarantee regarding liquidation on a short-term basis, please note that such securities generally do not meet the definition of cash equivalents in paragraph 8

of SFAS 95. Refer, for additional discussion, to Section II.H.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated November 30, 2006 available on our website at www.sec.gov.

Revenue Recognition, page 99

4.   Please disclose the general terms of your distribution agreements, including the point in time that the distributor takes title to your products. Indicate whether your distributors also act as your bottler and packer in certain cases. Disclose the point in time that revenues are recognized on sales through distributors. Ensure you address specifically the timing of revenue recognition in cases where your distributor is also your manufacturer (or bottler and packer). Tell us and disclose the basis in GAAP for your revenue recognition policy.

Note 12. Stock-Based Compensation, page 113

5.   Reference is made to the disclosure regarding your election to use the alternative transition method provided in FASB Staff Position 123(R)-3 with respect to accounting for the tax effects of share-based payment awards. Please confirm to us and revise your future filings to clarify that once you established the beginning balance of the APIC pool, you've limited your use of the simplified method for determining the subsequent impact on the APIC pool to employee awards that were *fully vested* and outstanding upon the adoption of SFAS 123(R). The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123(R) is required to be determined in accordance with the guidance in SFAS 123(R).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief